[WILSON SONSINI GOODRICH & ROSATI LETTERHEAD]

January 16, 2014

VIA EDGAR AND COURIER

Amanda Ravitz

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F St NE

Mail Stop 3030

Washington, D.C. 20549

Re:	Inogen, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed December 23, 2013
File No. 333-192605

Dear Ms. Ravitz:

This letter responds to the letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated January 9, 2014, to Alison Bauerlein, Chief Financial Officer of Inogen, Inc. (the “Company”), regarding the Amendment No. 1 to Registration Statement on Form S-1, File No. 333-192605 (the “Registration Statement”), filed by the Company on December 23, 2013.

This letter sets forth the comment of the Staff in the comment letter (numbered in accordance with the comment letter) and, following each comment, the Company’s response. Simultaneously with the filing of this letter, the Company is submitting via EDGAR this letter and Amendment No. 2 to the Registration Statement, responding to the Staff’s comments. We are enclosing a copy of Amendment No. 2 to the Registration Statement, together with a copy that is marked to show the changes from the Registration Statement.

General

1.        We note that a number of your responses state that some of the information requested by our comments will be provided by subsequent amendment. We may have further comment when you file this information.

Response: The Company respectfully acknowledges the Staff’s comment and understands that the Staff may have further comments after this information is filed.

Amanda Ravitz, Assistant Director

United States Securities and Exchange Commission

January 16, 2014

Patient-friendly, page 4

2.        Please provide support for your claim that your portable oxygen concentrators are the only ones containing technology clinically validated for nighttime use.

Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on pages 4, 83 and 86 of the Registration Statement.

We have broad discretion, page 39

3.        We note your response to prior comment 9, and your claim to have revised your disclosure on page 39 in response to the Staff’s comment. Please direct us to the specific information revised on this page.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has revised its disclosure on page 39 of the Registration Statement.

Management’s Discussion and Analysis, page 52

4.         We note the revisions made to pages 59 and 74 in response to prior comment 13. However, the material trends in your accounts receivable aging and collections activity impacting your liquidity should be separately disclosed and described to investor’s within Management’s Discussion and Analysis. Further, when changes in collections history for specific types of sales occur, i.e. rental agreements, these changes should be identified and described. The analysis should reveal the underlying material causes of the matters described and discuss any future impact on operating results, including issues such as growth in your patient bases, turnover of employees in the collections department, fully reserved accounts not being written off or increases in returns due to competition. Please revise your discussion of liquidity to provide further insight into these material trends in your accounts receivables and allowances for each period presented.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the Registration Statement on page 62 to disclose to investors the material trends in the Company’s accounts receivable aging and collections activity.

Amanda Ravitz, Assistant Director

United States Securities and Exchange Commission

January 16, 2014

Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-11

5.        We note your response to prior comment 25. Please describe to us your process of terminating the billing of a patient in the event of death or reaching the 36 month capped billable period. Describe the policy and procedures in place to ensure that revenue is not recorded in monthly periods subsequent to your right to bill the patient in either situation.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the patient billing is terminated after death occurs and once notification is received, upon which the date of death is updated in the Company’s billing system. When the date of death is entered in the Company’s billing system, no claims will be automatically generated. If a claim has already been generated for a date after the date of death and that claim has not been paid, the Company immediately writes off this accounts receivable balance against the allowance for rental revenue adjustments and write-offs and informs the payor, if necessary, that the claim was billed in error so the payor does not pay it inadvertently. If the claim already has been generated for a date after the date of death and the payor has paid the claim, then the Company immediately refunds the payor’s money and notes that the Company billed the claim in error per the Company’s refund requirements. The Company then writes off the accounts receivable balance against the allowance for rental revenue adjustments and write-offs.

The Company confirms that revenue is not recorded in monthly periods after death by reviewing daily the Company’s sources of information for patient deaths and processing these deaths in the system immediately. For the small amount of billing that occurs after death, the Company records an estimate for death denials in the Company’s allowance for rental revenue adjustments and write-offs. In addition, only $0.3 million of claims billed in the nine months ended September 30, 2013 were denied and written off against the Company’s allowance for rental revenue adjustments and write-offs associated with claims billed after the patient has died. The Company also considers historical trends of write-offs associated with claims after patient death when determining the proper amount of revenue to recognize and in calculating its reserve for rental adjustments that are associated with these denials.

While the Company attempts to minimize situations where billing occurs after the patient has died and immediately correct any errors, this situation is common among oxygen providers because of the delay between the patient’s date of death and when the information is transmitted to the Social Security Administration and Medicare; and, does not necessarily suggest a lack of proper billing controls.

Amanda Ravitz, Assistant Director

United States Securities and Exchange Commission

January 16, 2014

The Company also advises the Staff that the process of terminating the billing of a patient in the event that a patient reaches the 36-month capped billable period is based on a review of the number of months the payor has paid versus the 36-month capped period. The billing system does not report the number of months that have been paid versus the amounts already billed, however, the billing system tracks the date that the Certificate of Medical Necessity (the “CMN”) expires, which is 36 months from the initial CMN date. At that point, claims are automatically put on hold and reviewed by the Company to determine if 36 months have been paid.

The Company reviews these claims by calling Medicare’s automated information system. If 36 months have been paid, the patient remains on hold if and until the patient is reset after an additional 24 months. If 36 months have not been paid, the CMN period is extended for the balance of months remaining under the 36-month cap. Time-period extension occurs for a variety of reasons related to previous months not being paid, primarily when the provider does not bill or receive payment for dates of services, changes insurance, or experiences a break in medical need for oxygen.

In addition, sometimes 36 months have been paid before our CMN records expire in our system, upon which the Company receives a claim denial from the payor. Of the claims that were submitted for payment for the twelve months ended December 31, 2012 and the nine months ended September 30, 2013, the Company received claim denials from capped rental for 2.7% and 1.7% of the claims submitted, respectively, which led to write-offs against the allowance for rental revenue adjustments and write-offs of $0.5 million and $0.3 million, respectively.

The Company accrues for estimated adjustments, including adjustments for capped rentals, at the time that revenue is recognized in the allowance for rental revenue adjustments and write-offs. If the Company receives a claim denial for capped rental, the Company reviews the patient’s account to determine if the payor has paid for 36 months, in addition to reviewing the information provided by Medicare through a phone call to its automated system. If the patient has paid for 36 months, the patient is put on hold until (and if) the patient is reset after an additional 24 months. If the payor has not paid the 36 months, the Company initiates an appeal with Medicare to reprocess the claim. An appeal occurs for a variety of reasons, but most often because of administrative issues with how the CMN information was sent to Medicare.

The Company also notes that the Company currently is implementing a new billing system, which will track a patient’s status with regard to the 36-month period. In the future, the Company expects lower capped rental denials and improved visibility of patients’ statuses with respect to the capped period.

Amanda Ravitz, Assistant Director

United States Securities and Exchange Commission

January 16, 2014

While the Company attempts to minimize situations where billing occurs after the rental period has been capped and immediately correct any errors, this situation is common among oxygen providers because of the delay between when claims are paid within the 36-month reimbursement period, which does not suggest a lack of proper billing controls. For example, a provider has 12 months to process claims for a specific date of service; the Company may see that the full 36 months have not been paid and correctly bill for a rental month, but then that claim could be later denied because another provider previously billed for an earlier date of service that would count towards the 36-month reimbursement period.

The Company considers historical trends of write-offs associated with claims after the 36-month rental reimbursement period to determine revenue recognized and to calculate the rental adjustments reserve associated with denials.

The Company confirms that it does not record revenue in monthly periods following the end of the 36-month reimbursement period by reviewing daily capped denials and expired CMNs, which the Company processes in its system immediately. Moreover, the Company estimates capped denials in its allowance for rental revenue adjustments and write-offs for the relatively small billing that occurs after the 36-month reimbursement period. In addition, the Company considers historical trends of write-offs associated with capped claims to determine the amount of revenue to recognize and reserve for rental adjustments that are associated with these denials. The Company also confirms that it has internal controls designed to process claims of patients who have died or triggered the capped period, which helps management determine when revenue is recognized.

6.        In response to prior comment 27 you provided the specific number of rental units that are being depreciated and the number that are being billed to patients. We noted the increase in depreciable units doubled the increase in the number of patients billed during the three months ended September 30, 2013. Please describe the underlying reasons for this increase, whether due to significant increases in the number of patients in capped rental periods, units in transit back to the company, units being repaired or other factors.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that there were various reasons for the significant increase in number of rental units that were being depreciated compared to the increase in number of rental patients billed during the same period. During the three months ended September 30, 2013, the number of patients billed

Amanda Ravitz, Assistant Director

United States Securities and Exchange Commission

January 16, 2014

increased from 16,307 to 17,805 (an increase of 1,498 patients) and the number of units being depreciated increased from 17,478 to 20,309 (an increase of 2,831 units). Thus, the ratio of patients billed to units being depreciated decreased from 93.3% to 87.7%.

The primary causes for this change were associated with an increase in the number of units in-transit back to the Company for returns and repairs and a backlog of units in-house awaiting repair/refurbishment and redeployment.

Based on preliminary reports for the three months ended December 31, 2013, the Company expects the ratio of patients billed to units being depreciated to increase compared to the period ending September 30, 2013 and the Company expects the ratio to be approximately 90%. This improvement is due to the decrease in the number of rental units in-house and in-transit during the period that have been repaired and redeployed to new or existing rental patients.

7.        We note your response to prior comment 30 which states that the contracts are cancellable by either the company or the patient at any time, except for the limited exceptions listed. Please address the following:

•	Clarify for us under what scenarios the company can cancel its obligation under the contract.

Amanda Ravitz, Assistant Director

United States Securities and Exchange Commission

January 16, 2014

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company can terminate services when: (i) the patient knowingly furnishes incorrect information to the Company to secure durable medical equipment; (ii) the provider chooses to discontinue service to the patient and they have not been paid for the 36th month of service for oxygen and the provider or patient can find another provider to service the patient’s oxygen needs; (iii) the patient no longer requires oxygen per the doctor’s orders or the patient no longer meets Medicare or their insurance carrier’s requirements for supplemental oxygen, and the patient does not wish to pay out of pocket for the monthly rental; (iv) the patient relocates temporarily or permanently outside of the supplier’s service area; or, (v) the patient elects to obtain oxygen from a different supplier.

•	Describe the specific conditions that must be met for you to cancel your obligation to provide services, including whether you can do so at-will any time, or whether non-payment or misuse of the equipment is a factor.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company cannot cancel its obligation to provide services due to misuse of equipment; however, if equipment is lost, stolen, or damaged beyond repair (e.g., dropped and broken, fire, flood, etc.) a new 36-month rental period can begin. In addition, in the case of damaged equipment caused by user neglect or abuse, the Company can hold the patient financially responsible for repair costs.

A new 36-month rental period can begin at any time either within the original 36-month rental period or during the capped rental period. The supplier is only responsible for costs associated with general wear and tear during the capped rental period. Moreover, general wear and tear will not initiate a new 36-month period. Also, the provider must keep the equipment in working order and if the provider visits the patient’s home to perform the repair, then the Centers for Medicare & Medicaid Services will reimburse the provider.

The Company cannot cancel its obligation to provide services if the patient does not pay; however, the Company can cancel if the patient or provider finds a different provider to service the patient and the 36th month of reimbursement has not been paid. In addition, if the insurance carrier denies the Company’s claims due to medical necessity or changes in insurance, the Company can cancel its obligation to bill through the patient’s insurance and bill the patient directly for services. Moreover, the Company is not subject to the capped rental period if it bills the client directly.

In sum, the Company cannot cancel its obligation at-will and is subject to the constraints listed above.

Amanda Ravitz, Assistant Director

United States Securities and Exchange Commission

January 16, 2014

•	Clarify whether the company may supply its unit to a customer for only months within the 36-month billable period and then unilaterally cancel the lease during the unbillable period (months 37 through 60) and thus not have to incur any costs without reimbursement.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company cannot supply its unit to a customer only during the 36-month billable period and unilaterally cancel the lease during the unbillable period (months 37 through 60).

•	Despite the actual terms of the contract, please describe the general practice of the company regarding the term of the leases. Clarify how often in practice the contracts are cancelled by the company.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company infrequently cancels contracts with patients, but if it does, does so only in the situations listed above.

8.        We note your response to prior comment 31 where you quantify the average rental period of patients no longer in service and patients placed on service between 2009 and 2012. Please clarify the population of customers to which “patients no longer in service” references, whether this represents former patients which no longer utilize your machines and the time period over which this average was calculated. In regards to patients placed on service between 2009 and 2012, clarify if this represents all patients who utilized your equipment during this time period and whether any of these patients are still currently in the uncapped period.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the phrase “patients no longer on service” refers to patients who began service during the period beginning February 8, 2009 through December 5, 2013, but terminated service prior to December 5, 2013. The number of patients in this population is approximately 4,400.

The phrase “current patients placed on service between 2009 and 2012” refers to patients who started using the Company’s equipment between 2009 and 2012, and continued to use the Company’s equipment as of December 5, 2013. This group includes both capped and uncapped patients, and consists of approximately 14,700 patients.

Lastly, please describe for us in greater detail how you were able to calculate these averages, whether based upon billing records, accounts receivables or other information.

Amanda Ravitz, Assistant Director

United States Securities and Exchange Commission

January 16, 2014

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that to calculate the average rental period, the Company used a standard billing report from its billing system. The report provided the “patient start date” and “patient termination date,” which refers to the date that the patient first used our equipment and stopped using the equipment, respectively.

The Company bifurcated the total population of rental patients on this report into two populations: (i) Patients no longer on service as of December 5, 2013, identified by a populated date value in the “patient termination date” field; and (ii) patients currently on service as of December 5, 2013, identified by a blank value in the “patient termination date” field.

The difference between the patient start and termination date, which represents the rental period during which each patient used the Company’s oxygen machines, was calculated for each patient to determine the average rental period for patients no longer on service, which equals eleven months.

To calculate the average rental period of current patients on service, the Company excluded all patients with a start date in 2013 from its current patient population because including them would skew the results. The difference between the patient start and report date of December 5, 2013 was calculated for each patient, which represents the rental period of each current patient. Next, the Company averaged the patient rental periods to determine the average rental period of current patients placed on service between 2009 and 2012, which was two years.

9.        In response to prior comment 31, you state that the company believes current patients in the 37 to 60 month capped period is less than ten percent of customers. Please reconcile this statement to the data of patients billed and units in service provided in response to prior comment 27. Please provide us with the calculations and patient data which supports the assertion that less than ten percent are in the capped period. Also, please quantify the impact of deferring the revenue related to these units over the actual period of use for the periods presented in your financial statements.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the table below illustrates the Company’s estimate of unbilled patients:

Amanda Ravitz, Assistant Director

United States Securities and Exchange Commission

January 16, 2014

As of:	# of Patients Billed	# of Patients on Service	% Unbilled

3/31/2012	8,820	8,900	1%

6/30/2012	10,154	10,187	0%

9/30/2012	11,187	11,700	4%

12/31/2012	12,628	13,500	6%

3/31/2013	14,134	15,400	8%
6/30/2013	16,307	18,000	9%

9/30/2013	17,805	19,200	7%

Please note that the population of unbilled patients includes those that are currently in the capped period as well as those who have various other reasons for not being billed, including but not limited to patients who are in the process of changing primary insurance carriers, CMN (certificate of medical necessity) recertifications, and those who are transitioning off of service but remain in the patient count because they have not returned their rental equipment to the Company. In addition, for patients who have died, the Company immediately ceases billing activity but does not reduce its patient count until the rental equipment has been returned or deemed unrecoverable.

Because the total percent of unbilled patients is less than ten percent as of each period end, the Company believes that the amount applicable to patients in the capped period, which is a subset of the total unbilled patient population, is also less than ten percent for that quarter.

The Company’s accounting for revenue derived from its rental units is based on the lease accounting guidance in ASC 840. Assuming arguendo that other GAAP literature applies, a calculation of deferred revenue would be as described below:

The following facts are relevant in this case:

1.	The reimbursement rate can change at the payors’ discretion and rates are not guaranteed for the 36-month period, either due to competitive bidding adjustments, annual inflation adjustments or payor-driven changes in rates.

2.	Due to the month-to-month nature of these agreements, there could be situations which lead to a restart of the 36-month reimbursement period during any patient’s rental life such as: change of insurance, equipment that is lost, stolen or damaged beyond repair (e.g., dropped and broken, fire, flood, etc.), or an interruption in medical need greater than 60 days. This new 36-month rental period can happen at any time either within the original 36-month reimbursement period or during the capped rental period.

3.	In addition, there could be situations which lead to an extension of the 36-month reimbursement period such as: the patient being admitted to the hospital, skilled nursing facility or hospice, no billing occurring for a specific rental month, a denial of a specific rental month and lack of documentation to bill for a specific rental month. The month-to-month rental contract is with the patient. As such, if the patient does not meet their insurance company’s requirements for oxygen, the patient is responsible for the monthly rental costs, and these fees are not capped. Moreover, in cases of damaged equipment due to user neglect or abuse, the Company may hold the patient financially responsible for the costs of repair.

Based on the Company’s review of all patients no longer on service, the average rental period for those patients is around 11 months from the original date of service. Based on the Company’s review of all patients still on service, the average rental period for those patients is around 24 months. An analysis of the average patient would conclude that no patients reach the capped period and thus, there would be no impact of deferring the revenue related to these units over the actual period of use for the periods presented in our financial statements.

However, the Company also acknowledges that there are patients in the capped rental period, which we estimated to be less than 10% at any point in time. So, while the average patient does not reach the capped period, some patients do in fact enter the capped period.

For the purposes of this exercise, the Company performed a retrospective analysis of patients who came on service during the period from 2009 to September 30, 2013 who had prescriptions and Certificates of Medical Necessities in our system as of December 31, 2013. This amounted to a population of over 15,000 patients (both patients still on service and also terminated patients). As of December 31, 2013, the Company estimates that approximately 1,900 patients of that population reached the capped rental period, which is approximately 13%. Of those patients, average months in the capped rental period were approximately 9 months.

In addition, the Company looked at the subset of patients who came on service during the period from 2009 to December 31, 2012 who had prescriptions and Certificates of Medical Necessities in our system as of December 31, 2013. This amounted to a population of over 7,700 patients. As of December 31, 2013, the Company estimates that approximately 1,850 of that population reached the capped rental period, which is approximately 24%. Of those patients, the average months in the capped rental period were approximately 9 months as well.

Since the average patient is on the Company’s service for 24 months, it is reasonable to infer that these patients were billable for 15 months and capped for 9 months, on average. It is important to remember that the Company brings patients on at various months during the 36 month reimbursement period and not always at the beginning of the reimbursement period.

The Company decided that using the 24% approximation for the number of patients who will reach the capped period is appropriate and that on average the patients will spend 9 months in the capped period following 15 months of rental reimbursement. This was applied to the results as presented for the balances as of December 31, 2010, December 31, 2011, December 31, 2012, September 30, 2012 and September 30, 2013. The net impact on revenues under this hypothetical scenario is as follows:

(Dollars in thousands)	Twelve Months Ended 12/31/2011	Nine Months Ended 9/30/2012	Twelve Months Ended 12/31/2012	Nine Months Ended 9/30/2013
Estimated Revenue Reduction	$643	$997	$907	$544
Revenue, as reported	$30,634	$34,735	$48,576	$55,681
Revenue, as estimated	$29,991	$33,738	$47,669	$55,137
% Revenue Impact	-2%	-3%	-2%	-1%

The Company also considered the impact on net income and deferred revenue:

(Dollars in thousands)	Twelve Months Ended 12/31/2011	Nine Months Ended 9/30/2012	Twelve Months Ended 12/31/2012	Nine Months Ended 9/30/2013
Estimated Net Income Reduction	541	795	714	296
Net Income, as reported	(2,002)	456	564	3,464
Net Income, as estimated	(2,543)	(339)	(150)	3,168
Estimated % Net Income Impact	-27%	174%	127%	9%

Estimated Deferred Revenue Impact	$1,026	$2,023	$1,933	$2,477
Total liabilities, redeemable convertible preferred stock, and stockholders’ deficit	$24,131	$47,246	$47,586	$60,862

Estimated % of total liabilities, redeemable convertible preferred stock, and stockholders’ deficit	4%	4%	4%	4%

In addition, the analysis did not take into account any potential re-starts of the 36-month period and was performed on a conservative basis to show a worst case impact.

10.        In this regard, please describe for us how you are able to conclude in response to comments 31 and 32 that the incremental cost incurred by the company for customers in the capped period is not material. Please provide quantitative data which supports these assertions. Please also describe for us the types of costs included in the calculation.

Response: The Company respectfully acknowledges the Staff’s comment and advises the staff that the estimated annual cost to service patients in an unbillable status is $470, which is broken down as follows:

Amanda Ravitz, Assistant Director

United States Securities and Exchange Commission

January 16, 2014

Estimated Annual Cost per Unbillable Patient
Client services department costs	$30
Disposables/freight	55
Repairs/maintenance on rental equipment	50
Freight for replacements	50
Depreciation on rental equipment	285

$470

Nine Months Ended September 30, 2013
Year-to-date average # of unbillable patients	1,300
Year-to-date cost of unbillable patients	$611,000
Year-to-date revenue	$55,681,000

Estimated year-to-date cost as a % of revenue for unbillable patients	1%

Since the population of capped patients is a subset of total unbillable patients, the Company feels that the incremental cost incurred by the Company for customers in the capped period is not material to the Company’s financial results from operations.

11.         We note your response and revised disclosure provided in response to prior comments 33 and 34. However, it is not clear how your allocation of revenue to the lifetime warranty deliverable in this multiple element arrangement complies with the relative selling price methodology of FASB ASC 605-25-30-2. Accordingly, please tell us and revise the filing to disclose how you have determined the relative selling price of each deliverable in the arrangement. Refer to the disclosure requirements of FASB ASC 605-25-50-2. In this regard, please also quantify for us the amount of revenue allocated to the lifetime warranty deliverable in a typical arrangement.

Amanda Ravitz, Assistant Director

United States Securities and Exchange Commission

January 16, 2014

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that revenue from the sales of the Company’s services is recognized when no significant obligations remain undelivered and collection of the receivables is reasonably assured. The Company offers extended service contracts on its Inogen One concentrator line for periods ranging from 12 to 24 months after the end of the standard warranty period. Revenue from these extended service contracts is recognized in income on a straight-line basis over the contract period.

The Company also offers a lifetime warranty for direct-to-consumer sales. For a fixed price, the Company agrees to provide a fully functional oxygen concentrator for the remaining life of the patient. Lifetime warranties are only offered to patients upon the initial sale of oxygen equipment by the Company, and are non-transferable. Product sales with lifetime warranties are considered to be multiple element arrangements within the scope of ASC 605-25.

There are two deliverables when product that includes a lifetime warranty is sold. The first deliverable is the oxygen concentrator equipment which comes with a standard warranty of three years. The second deliverable is the life time warranty that provides for a functional oxygen concentrator for the remaining lifetime of the patient. These two deliverables qualify as separate units of accounting.

The revenue is allocated to the two deliverables on a relative selling price method. The Company has vendor-specific objective evidence of the selling price for the equipment. To determine the selling price of the lifetime warranty, the Company uses its best estimate of the selling price for that deliverable as the lifetime warranty is neither separately priced or available through third-party evidence. To calculate the selling price associated with the lifetime warranties, management considered the profit margins of the overall business, the average estimated cost of lifetime warranties and the price of extended warranties. A significant estimate used to calculate the price and expense of lifetime warranties is the life expectancy of patients. Based on clinical studies, the company estimates that 60% of patients will succumb to their disease within three years. Given the approximate mortality rate of 20% per year, the Company estimates on average all patients will succumb to their disease within five years. The Company has taken into consideration that when patients decide to buy an Inogen portable oxygen concentrator with a lifetime warranty, they typically have already been on oxygen for a period of time, which can have a large impact on their life expectancy from the time the Company’s product is deployed.

After applying the relative selling price method, revenue from equipment sales is recognized when all other revenue recognition criteria for product sales are met. Lifetime warranty revenue is recognized using the straight-line method during the fourth and fifth year after the delivery of the equipment which is the estimated usage period of the contract based on the average patient life expectancy.

Amanda Ravitz, Assistant Director

United States Securities and Exchange Commission

January 16, 2014

12.        Please also disclose your policy for recognizing revenue for your extended warranties other than lifetime warranties and determining the amount of revenue to defer.

Response:  The Company respectfully acknowledges the Staff’s comment and has updated Note 2 in the Company’s financial statements on pages F-12 and F-43.

Accounts Receivable and Allowance for Bad Debts, Returns, and Adjustments, page F-15

13.        In your response to comment 38 you provided us with agings of your accounts receivable for both sales and rental customers. Please address the following:

•	Discuss for us, in quantified terms, the collections activity subsequent to September 30, 2013 for balances outstanding greater than 90 days as of that date. Please clarify how much of the approximate $4.5 million has been collected as of the date of your response.

Response:  The Company respectfully acknowledges the Staff’s comment and advises the Staff that the $4.5 million of outstanding accounts receivable for more than 90 days as of September 30, 2013 has changed in the following manner:

(in thousands)
Accounts receivable outstanding > 90 days as of 9/30/13	$4,565

Amounts reserved as allowance for bad debt and rental adjustments for items outstanding > 90 days as of 9/30/13	(2,636)

Net accounts receivable outstanding > 90 days as of 9/30/13	$1,929

Amounts collected in Q4 2013	(254)

Net amounts outstanding > 180 days as of 12/31/13	$1,675

Even though the amount subsequently collected in the fourth quarter of 2013 on outstanding receivables of greater than 90 days as of September 30, 2013 was not significant (approximately 6% of the gross accounts receivable balance and 9% of the net accounts receivable balance), based on the information that the Company possessed at the time of reporting its financial results and the consistent application of historical estimation methodology, as well the normal collection cycle of its rental receivables, the Company believed that the reserves that were booked against outstanding accounts receivable were adequate to cover risk of loss as of September 30, 2013 as discussed below. The gross amounts outstanding >180 days as of December 31, 2013 were $2.9 million, of which $1.7 million is the net accounts receivable outstanding after the unadjusted reserve allowances at September 30, 2013.

•	Describe how you have concluded that your allowance for doubtful accounts as of September 30, 2013 of $1.9 million was adequate to cover the risk of loss in the $4.5 million receivables outstanding greater than 90 days. Discuss your historical collection achievement for balances outstanding longer than 180 days.

Amanda Ravitz, Assistant Director

United States Securities and Exchange Commission

January 16, 2014

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company believes its total Allowance for Doubtful Accounts of $1.9 million and Reserve for Rental Adjustments of $1.6 million as of September 30, 2013 were appropriate and adequately covered both risk of loss and billing errors that were on the Company’s accounts receivable aging as of that date. Approximately $2 million of the $4.5 million receivables outstanding greater than 90 days as of September 30, 2013 were estimated to be collectable, which is an estimated 42% collection rate for these balances. This collection rate was consistent with the historical collection rates we saw in 2012 for balances over 90 days.

To calculate Allowance for Doubtful Accounts, the Company reviews the Account Receivable aging and estimates the probability of collection based on the aging of the receivable and amount outstanding for each responsible party type (Medicare, Medicaid/other government payor, private insurance, patient, business). The method of estimating the probability of collection that was used and back tested in 2012 was consistently applied and reviewed for reasonableness during the preparation of the 2013 interim financial statements, and the Company believed its reserves were adequate at the time of preparing the 2013 interim financial statements.

In preparing and reviewing its reserves as of September 30, 2013, the Company noted the significant increase in the age of its receivables greater than 90 days from 14% of gross accounts receivable as of December 31, 2012 to 22% as of September 30, 2013. Because the Company believed it could achieve historical collection rates through improvement efforts including the hiring of a collection agency which specializes in medical billings the Company used historical reserve rates to calculate the Allowance for Doubtful Accounts. Accordingly, the reserves on amounts greater than 90 days grew proportionately since the calculations were consistent with prior methodology and historical collection achievement rates.

During the fourth quarter, the Company decided to engage the expertise of a third party collections agency, which would begin pursing collections in early 2014. Therefore, the Company ceased all proactive collection efforts of patient receivables for the remainder of the fourth quarter, which contributed to the low collections achievement in the fourth quarter.

Additionally, the Company’s Billing Department was engaged in the implementation of its new billing system, which also put an unanticipated strain on fourth quarter collection efforts on outstanding receivable balances from Medicare, Medicaid and Private Insurance Companies.

In connection with the renewed focus on collection efforts in 2014, the Company will continue to pursue collections on all of its outstanding accounts receivable balances that were on the aging as of September 30, 2013.

Historical collection achievement for balances outstanding longer than 180 days is as follows:

(dollar amounts in thousands)	2013	2012
Balance over 180 days as of beginning of year	$1,283	$983
Amount collected in subsequent year	(147)	(235)
Amount written off in subsequent year	(907)	(730)

Balance still in aging as of end of year	$229	$18

Collection achievement %	11%	24%

•	Describe why balances outstanding greater than one year have not been written off as uncollectible.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company’s policy is to write off receivables from the aging when they are deemed to be uncollectable, regardless of age. In certain cases, if an appeal has been filed with Medicare and is in process with Medicare, it could take up to three levels of appeals which can each take as long as 180 days to be resolved. Therefore, it is conceivable that amounts over 365 days can be collected. There is also no specific threshold for account balance write-offs given the Company’s responsibility for collection of co-payments and deductibles under Medicare guidelines. Amounts are written off when collection is deemed unlikely.

Amanda Ravitz, Assistant Director

United States Securities and Exchange Commission

January 16, 2014

Additionally, in response to the Staff’s telephonic request, the Company has removed the language from its disclosure in its “test the waters” presentation which indicated that the presentation was not an offer.

If you require any additional information on these issues, or if we can provide you with any other information that will facilitate your continued review of this filing, please advise us at your earliest convenience. You may reach me at (858) 350-2393 or Martin J. Waters at (858) 350-2308.

Amanda Ravitz, Assistant Director

United States Securities and Exchange Commission

January 16, 2014

Sincerely,

WILSON SONSINI GOODRICH & ROSATI

Professional Corporation

/s/ Daniel R. Koeppen

Daniel R. Koeppen

cc:	Alison Bauerlein, Inogen, Inc.
Raymond Huggenberger, Inogen, Inc.
Martin J. Waters, Wilson Sonsini Goodrich & Rosati, P.C.
B. Shayne Kennedy, Latham & Watkins LLP
Timothy Clackett, BDO USA LLP
Scott Hammon, Macias Gini & O’Connell LLP